FEDERAL INSURANCE COMPANY
Endorsement No.: 7
Bond Number: 81948103
NAME OF ASSURED: CAPITAL ONE FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	November 1, 2007
		to	12:01 a.m. on	November 21, 2008

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 29, 2008

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

CAPITAL ONE FUNDS (the “Trust”)

The following are resolutions unanimously adopted by the members of the Board of Trustees of the Trust (including those who are not “interested persons” of the Trust as defined in the 1940 Act) at a meeting held on the 15th day of October, 2008.

RESOLVED, that the extension through November 21, 2008 (the “Extension) of the current fidelity bond (the “Bond”) issued by Federal Insurance Company, covering the Trust against larceny and embezzlement, and providing $1,250,000 in liability coverage against larceny and embezzlement as well as coverage against other types of losses as are included in standard fidelity bonds, scheduled to expire on November 1, 2008, after consideration of all factors deemed relevant by the Board, including, but not limited to, (i) the amount of the Bond, (ii) the expected value of the aggregate assets of the Trust to which any officer or employee of the Trust may have access, (iii) the amount of the premium for such Bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of such assets and (v) the nature of the securities in the Trust’s portfolios, be, and it hereby is, approved; and be it

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Trust’s assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder; and be it

FURTHER RESOLVED, that the Secretary of the Trust or his or her delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and be it

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to make any and all necessary payments and to do any and all such further acts, in the name of the Trust and on its behalf, as they, or any of them, may determined to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.